Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$

Available earnings:
(Loss) earnings before income taxes and equity earnings	(51)	88	(27)	126
Add fixed charges:
Interest expense incurred	20	18	42	37
Amortization of debt expense and discount	1	1	2	6
Interest portion of rental expense (1)	2	2	5	4

Total (loss) earnings as defined	(28)	109	22	173

Fixed charges:
Interest expense incurred	20	18	42	37
Amortization of debt expense and discount	1	1	2	6
Interest portion of rental expense (1)	2	2	5	4

Total fixed charges	23	21	49	47
Ratio of earnings to fixed charges		5.2	0.4	3.7
Deficiency in the coverage of earnings to fixed charges	51.0

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).